Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, August 23, 2021

FAIRFAX ANNOUNCES SUCCESSFUL COMPLETION OF SALE OF RIVERSTONE EUROPE TO CVC

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces the successful completion of the previously announced sale of all of its interests in RiverStone Europe to CVC Capital Partners (“CVC”) for a purchase price of approximately US$700 million. Fairfax will also be entitled to receive up to US$235.7 million post-closing under a contingent value instrument. RiverStone Europe will now operate under the name RiverStone International.

Certain subsidiaries of RiverStone Europe beneficially own a portion of Fairfax’s indirect holdings in various Canadian reporting issuers. See attached Schedule “A” for Fairfax’s early warning disclosure relating to these holdings.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Schedule “A”

Early Warning Disclosure

Certain subsidiaries of RiverStone Europe beneficially own a portion of Fairfax’s indirect holdings in Fairfax India Holdings Corporation, Recipe Unlimited Corporation, Helios Fairfax Partners Corporation and Blackberry Limited. Fairfax has previously filed early warning reports in respect of securities of those issuers in accordance with applicable Canadian securities laws. CVC and certain affiliates thereof became the indirect beneficial owner of a portion of those securities (the “EWR Securities”) upon completion of the transaction.

As part of the transaction, Fairfax entered into Asset Value Loan Notes (“AVLNs”) with the current holders of the EWR Securities for purposes of assurance to CVC and certain affiliates thereof of the value of the EWR Securities until such time as the EWR Securities are purchased by or sold at the direction of Hamblin Watsa Investment Counsel Ltd. (“HWIC”), a wholly-owned subsidiary of Fairfax that provides investment management services to the insurance and reinsurance subsidiaries of the Fairfax Group. Fairfax, through HWIC, continues to have control and direction over the EWR Securities and, therefore, the percentage ownership of the EWR Securities over which Fairfax and its affiliates have beneficial ownership or control is unchanged.

There is no change with respect to Fairfax’s intentions from those set forth in its most recent early warning report filed in respect of each of the issuers of the EWR Securities. An early warning report will be filed by Fairfax in accordance with applicable securities laws describing the terms of the AVLNs, and will be available on SEDAR at www.sedar.com under the profile of each of the issuers of the EWR Securities or may be obtained directly from Fairfax upon request at 416-367-4941 (Attention: Derek Bulas) or at Fairfax Financial Holdings Limited, 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7.

2